

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 8, 2015

Via E-mail
An-Ping Hsieh, Esq.
Vice President and General Counsel
Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484

> **Re:** **Hubbell Incorporated**
> **Registration Statement on Form S-4**
> **Filed September 11, 2015**
> **File No. 333-206898**

Dear Mr. Hsieh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reclassification, page 18

1. It appears that the reclassification of Class A Common Stock is a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3) of the Securities Exchange Act of 1934. In this regard, we note that the common stock has different voting rights from the Class A Common Stock and that Class A Common Stock holders will receive a combination of cash and stock. Please file a Schedule 13E-3 for the Class A Common Stock reclassification, and take such other steps as necessary to comply with Rule 13e-3, or advise.

The Reclassification, page 18

2. We note your statement on this page that U.S. holders generally will not recognize gain or loss upon the exchange of shares of Class B Common Stock for shares of common stock. Please file a tax opinion as required by Item 601(b)(8) of Regulation S-K. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Joshua R. Cammaker, Esq.
        Wachtell, Lipton, Rosen & Katz